Filed Pursuant to Rule 433

Registration Statement No. 333-186741

November 18, 2014

PARKER-HANNIFIN CORPORATION

$500,000,000 4.20% MEDIUM-TERM NOTES, SERIES A DUE 2034

Issuer:	Parker-Hannifin Corporation

Ratings:	A2/A/A (negative/stable/stable)*

Principal amount:	$500,000,000

Security type:	4.20% Medium-Term Notes, Series A Due 2034

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Price to public:	99.893% of face amount

Underwriting discount:	0.875%

Settlement date (T + 3):	November 21, 2014

Maturity date:	November 21, 2034

Coupon (Interest Rate):	4.20%

Benchmark treasury:	3.125% due August 15, 2044

Benchmark treasury yield:	3.058%

Spread to benchmark treasury:	+115bps

Yield to maturity:	4.208%

Interest Payment Dates:	Semiannually on May 21 and November 21 of each year, beginning May 21, 2015

Make whole call:	T + 20 bps

Optional redemption:	The Company may redeem the notes, at its option, at any time in whole or from time to time in part, as described in greater detail below.

CUSIP:	70109HAM7

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Mizuho Securities USA Inc.

Senior Co-Manager	KeyBanc Capital Markets Inc.

Co-Managers:	Barclays Capital Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC RBS Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

In connection with the offering of the 4.20% Medium-Term Notes, Series A due 2034 (the “notes”) of Parker-Hannifin Corporation, the additional terms below will apply.

References to “the Company,” “we,” “us” and “our” refer to the Parker-Hannifin Corporation.

Optional Redemption

Prior to May 21, 2034, we may redeem the notes, at our option, at any time in whole or from time to time in part (any date on which all or any part of the notes are to be redeemed, a “Redemption Date”) at a redemption price equal to the greater of:

(a) 100% of the principal amount of the notes being redeemed, or

(b) as calculated by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments for principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the sum of the Reference Dealer Rate (as defined below), plus 20 basis points, plus accrued and unpaid interest on the notes to be redeemed to, but not including, the Redemption Date.

On or after May 21, 2034, we may redeem the notes, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on the notes to be redeemed to, but not including, the Redemption Date.

If we have given notice as provided in the indenture and made funds available for the redemption of any notes called for redemption on the Redemption Date referred to in that notice, those notes will cease to bear interest on that Redemption Date. Any interest accrued to the Redemption Date will be paid as specified in such notice. We will give written notice of any redemption of any notes to holders of the notes to be redeemed at their addresses, as shown in the security register for the notes, at least 30 days and not more than 60 days prior to the Redemption Date. The notice of redemption will specify, among other items, the date fixed for redemption, the redemption price and the aggregate principal amount of the notes to be redeemed.

If we choose to redeem less than all of the notes, and if the notes are held by the depositary, the applicable operational procedures of the depositary for the selection of notes for redemption will apply. If the notes are not held by the depositary, the particular notes to be redeemed shall be selected by the trustee not more than 60 days prior to the Redemption Date. The trustee will, in its sole discretion, then select the method and the manner, as it shall deem appropriate and fair to be used for purposes of redeeming the notes in part.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

“Quotation Agent” means the Reference Dealer (as defined below) selected by the Company.

“Reference Dealer” means (a) each of Morgan Stanley & Co. LLC, Mizuho Securities USA Inc. and a Primary Treasury Dealer (as defined herein) selected by Wells Fargo Securities, LLC and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case the Company will substitute another Primary Treasury Dealer and (b) any other Primary Treasury Dealer selected by the Company.

“Reference Dealer Rate” means, with respect to any Redemption Date, the arithmetic average of the quotations quoted in writing to the Company by each Reference Dealer of the average midmarket annual yield to maturity of the 3.125% Treasury Notes due August 15, 2044, or, if such security is no longer outstanding, a similar security in the reasonable judgment of each Reference Dealer at 5:00 p.m., New York City time, on the third Business Day (as defined above) preceding such Redemption Date.

Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our option to redeem the notes as described above, we will be required to make an offer (a “change of control offer”) to each holder of the notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes on the terms set forth in such notes. In a change of control offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase (a “change of control payment”).

Within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be mailed, or with respect to global notes, to the extent permitted or required by applicable procedures or regulations of The Depository Trust Company, sent electronically to holders of the notes, with a copy to the trustee under the indenture that such notes are being issued under, describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase such notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed or sent (a “change of control payment date”). The notice will, if mailed or sent prior to the date of consummation of the Change of Control, state that the change of control offer is conditioned on the Change of Control Triggering Event occurring on or prior to the change of control payment date.

On each change of control payment date, we will, to the extent lawful,

•	Accept for payment all notes or portions of notes properly tendered pursuant to the applicable change of control offer;

•	Deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered;

•	Deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

We will not be required to make a change of control offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for a change of control offer made by us, and the third party repurchases all notes properly tendered and not withdrawn under its offer.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the change of control offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict.

If holders of not less than 90% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in a change of control offer and the Company, or any third party making a change of control offer in lieu of the Company, as described above purchases all of the notes validly tendered and not withdrawn by such holders, the Company will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the change of control offer described above, to redeem all notes that remain outstanding following such purchase at a redemption price in cash equal to the applicable change of control payment.

For purposes of the change of control offer provisions of the notes, the following terms will be applicable:

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any person, other than our company or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding voting stock, measured by voting power rather than number of shares; (3) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person, measured by voting power rather than number of shares, immediately after giving effect to such transaction; (4) the first day on which a majority of the members of our Board of Directors are not continuing directors; or (5) the adoption of a plan relating to our liquidation or dissolution. The term “person,” as used in this definition, has the meaning given thereto in Section 13(d)(3) of the Exchange Act.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) we become a direct or indirect wholly owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of such Board of Directors on the date the notes were issued or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch Ratings, Inc., and its successors.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s, and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“Rating Event” means the rating on the notes is lowered by at least two of the three Rating Agencies and the notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or our intention to effect a Change of Control.

“S&P” means Standard & Poor’s Financial Services, a division of McGraw-Hill Financial, Inc., and its successors.

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it. You can reach Morgan Stanley & Co. LLC by calling toll-free at 1-866-718-1649 and Wells Fargo Securities, LLC by calling toll-free at 1-800-645-3751.